September 25, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Pamela Long
Terence O’Brien
Nudrat Salik
Jessica Dickerson
Era Anagnosti

Re:	Vivint Solar, Inc.
Registration Statement on Form S-1 (File No. 333-198372)
Form 8-A (File No.001-36642)

Acceleration Request

 Requested Date: September 30, 2014

 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Vivint Solar, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-198372) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-36642) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the Staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Alex Winney at (206) 883-2545.

Securities and Exchange Commission

September 25, 2014

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Sincerely,

VIVINT SOLAR, INC.

/s/ Shawn J. Lindquist

Shawn J. Lindquist
Chief Legal Officer, Executive Vice President and Secretary

cc:	Gregory S. Butterfield, Vivint Solar, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.

Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

Igor Fert, Simpson Thacher & Bartlett LLP